UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 1999

  STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED
HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
       ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.    Name and business address of person filing statement.

      Laurence M. Hamric, Entergy Services, Inc., 639 Loyola Avenue, New Orleans, LA 70113

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

      None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

      See Attached List

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

      My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies. The undersigned is Associate General
      Counsel - Corporate and Securities and is employed by Entergy
      Services, inc.

5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                     Salary or other compensation
        Name of      During Prior    To be    Person or company
       Recipient         Year      received  from whom received
                         (a)          (b)     or to be received
    Laurence M. Hamric  $185,000    $190,550   Entergy Services, Inc.

5(b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine      $20,000.00
          expenses charged to client:
      (b) Itemized list of all other   No other expenses
          expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 1998 and as a supplemental statement to such advance statement.


(Signed)  /s/ Laurence M. Hamric   Dated:  December 17, 1998


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Answer to Item 3


Entergy Corporation, Assistant Secretary
Entergy Services, Inc., Assistant Secretary
Entergy Arkansas, Inc., Assistant Secretary
Entergy Gulf States, Inc., Assistant Secretary
Entergy Louisiana, Inc., Assistant Secretary
Entergy Mississippi, Inc., Assistant Secretary
Entergy New Orleans, Inc., Assistant Secretary
System Energy Resources, Inc., Assistant Secretary
System Fuels, Inc., Assistant Secretary
GSG&T, Inc., Assistant Secretary
Southern Gulf Railway Company, Assistant Secretary
Prudential Oil and Gas Company, Assistant Secretary
Varibus Corporation, Assistant Secretary
Entergy Enterprises, Inc., Assistant Secretary